SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

ELTEK LTD.

6-K Items

1.	Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 29, 2008

2.	Form of Proxy Card.

ITEM 1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

November 20, 2008

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 29, 2008

Eltek Ltd. Shareholders:

        We cordially invite you to attend the 2008 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on Monday, December 29, 2008, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.	To elect two Class III directors to serve until our 2011 Annual General Meeting of Shareholders;

2.	To elect one outside director for an initial three-year term;

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2008;

4.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2007; and

5.	To transact any other business that may properly come before the meeting.

        Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Nissim Gilam Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, December 29, 2008, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

        This Proxy Statement, the attached Notice of 2008 Annual General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about November 24, 2008.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the following matters: (i) election of each of Messrs. Nissim Gilam and Josef Maiman as Class III directors to serve until our 2011 Annual General Meeting; (ii) election of one outside director for an initial three-year term; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2008. In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

        We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 20, 2008, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        Abstentions and broker “non-votes” are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker “non-vote” occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers, employees and agents. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our ordinary shares.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of November 20, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 6,610,107 ordinary shares. Each ordinary share entitles its holder to one vote.

        In accordance with our articles of association, the presence of two shareholders holding, in the aggregate, at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will adjourn and the adjourned meeting will be held at 10:00 a.m. (Israel time) on Tuesday, December 30, 2008 at the same place as the original Meeting. The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        We have received indications from our principal shareholders, Merhav M.N.F. Ltd. and Integral International Inc., and directors and officers, who together hold approximately 25.3% of our issued and outstanding ordinary shares, that they presently intend to vote for both of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

I.      REELECTION OF NISSIM GILAM AND JOSEF MAIMAN AS CLASS III DIRECTORS TO
SERVE UNTIL OUR 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(Item 1 on the Proxy Card)

        The term of office of each of our Class III directors, Messrs. Nissim Gilam and Josef Maiman, expires as of the Meeting, and they will each be standing for reelection to serve as a Class III director for a new term of three years.

        Under our articles of association, our Board of Directors is divided into three classes (other than outside directors). At each annual general meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Directors (other than outside directors) may be removed earlier from office by a resolution passed at a general meeting of our shareholders, provided that shareholders holding in the aggregate no less than forty percent of our outstanding share capital vote in favor of such resolution. Our Board of Directors may temporarily fill vacancies in the Board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law (see Item 2 below).

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules. We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

        Accordingly, our Board of Directors has proposed the reelection of each of Nissim Gilam and Josef Maiman to serve as Class III directors, to hold office for three years until our annual general meeting of shareholders to be held in 2011, or until their successors are elected and qualified.

        In the event that a named director nominee would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our independent directors and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominees.

        Set forth below is information about the nominees, including principal occupation, business history and other principal directorships held.

        Nissim Gilam (70) has served as chairman of our Board of Directors since December 1, 1998, he has served as a director since January 1996, and previously held office as a director and our chief executive officer during the period of January 1990 through March 1991. Since April 2002, Mr. Gilam has been self-employed. Mr. Gilam is also a member of the board of directors of Israel Steel Corporation, Eliyaho Insurance Company and Alben Properties and Investments Ltd. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

        Josef Maiman (62) has served as a director since July 1988. Mr. Maiman has served as president and chief executive officer of Merhav M.N.F. Ltd. since August 1972. Since October 2006, Mr. Maiman has served as the president and chief executive officer of Ampal American Israel Corporation, or Ampal, a public holding company listed on the NASDAQ Global Market, and has served as the chairman of its board of directors since April 2002. Mr. Maiman has also served as the chairman of the board of directors of Israel 10 Channel Ltd., a commercial television station in Israel, since January 2002. Mr. Maiman is also a member of the Board of Trustees of the Tel Aviv University, Chairman of the Israeli Board of the Jaffee Center for Strategic Studies at Tel Aviv University, a member of the Board of Governors of Ben Gurion University, and the Chairman of the Board of Trustees of the International Policy Institute for Counter Terrorism. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the Class III director nominees for a term of three years.

        The Board of Directors recommends a vote FOR the election of the Class III director nominees named herein.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term

Joseph Yerushalmi	70	Class I	2009
David Banitt(1)(2)(3)(5)	57	Class II	2010
Eitan Popper	31	Class II	2010
Ophira Rosolio-Aharonson (1)(2)(5)	59	Outside Director	2009
Eliyaho Tov(1)(2)(3)(4)(5)	65	Outside Director	2009

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Stock Option Committee
(4) Member of the Compensation Committee
(5) Independent director within the meaning of rules of the Securities and Exchange Commission and NASDAQ.

        For the biographies of the directors continuing in office, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2007 (filed with the Securities and Exchange Commission on April 28, 2008), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com. The contents of our website does not form part of the proxy solicitation material.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 20, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)

Josef Maiman	1,589,440	(3)	24.05%
Merhav M.N.F. Ltd.	989,696	(4)	14.97%
Integral International Inc.	599,744	(5)	9.07%
Nissim Gilam	--		--
David Banitt	--		--
Jack Bigio	--		--
Ophira Rosolio-Aharonson	--		--
Eliyaho Tov	--		--
Joseph Yerushalmi	--		--
All directors and executive officers as a group (14 persons)	1,674,955		25.34%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,610,107 ordinary shares issued and outstanding as of November 20, 2008.

(3)	Includes (i) 989,696 held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman; and (ii) 599,744ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,589,440 ordinary shares held directly by Merhav M.N.F. Ltd and Integral International Inc. This information is based solely on the Schedule 13D/A filed with the Securities and Exchange Commission by Mr. Maiman on May 29, 2007 and subsequent notices submitted to us.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)	Integral International Inc. is a Panama corporation controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

Directors and Executive Compensation

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, Commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (consisting of 15 persons)	$1,381,000	$195,000

        During the year ended December 31, 2007, we paid each of our outside and independent directors an annual fee of $3,932 and a per meeting attendance fee of $251. During such period, we paid Nissim Gilam, chairman of our board of directors, a management fee of $5,000 per month and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of $2,439. In addition, in accordance with the approval of our shareholders at our 2007 annual general meeting of shareholders, in 2007, we paid Mr. Gilam a special bonus in the amount of $15,210 in consideration for his on-going efforts and substantial contribution to our company during the 2006 fiscal year. We also provide Mr. Gilam with a company car and pay all expenses in connection therewith.

        As of December 31, 2007, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 20,000 ordinary shares. Such options have an exercise price of $1.14, vest over a three-year period (all of which had vested at December 31, 2007) and will expire in November 2009. During the 2008 fiscal year to date, one of our former officers exercised options to purchase 300 ordinary shares and forfeited (without exercising) options to purchase 9,700 ordinary shares. All such options were granted under our 2000 Stock Option Plan.

        For the convenience of the reader, NIS figures above have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2007 of NIS 3.846 = $1.00, as published by the Bank of Israel.

Related Party Transactions

        In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Josef Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. The note became due on May 15, 2007. The note bore interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav had the right, at any time, to convert the note into ordinary shares of our company at a price of $0.33 per ordinary share. We had the right, at our sole discretion, to repay the accrued interest or convert the accrued interest into ordinary shares at the foregoing price. On May 15, 2007, Mr. Maiman elected to convert the entire note into 985,796 ordinary shares. Upon the conversion of the note, we elected to repay the accrued interest on the principal amount of the convertible note to Merhav in the amount of $128,000. During 2006, we recorded interest and exchange rate expenses of $5,680 on the convertible note, and we recorded interest and exchange rate income of $10,166 on the convertible note during 2007.

II.     ELECTION OF OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

        Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director of our company at our 2006 annual general meeting of shareholders for an initial three-year term, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term. Mr. Eliyaho Tov was reelected to serve as an outside director of our company at our 2006 annual general meeting of shareholders for a second three-year term, following which the service of Mr. Tov as an outside director may not be extended. Mr. Tov has informed us that effective as of the Meeting, he will resign from the office of outside director due to retirement.

        Accordingly, at the Meeting, shareholders will be asked to elect Mr. Eytan Barak as an outside director of our company for an initial three-year term.

        Our Board of Directors has determined that Ms. Rosolio-Aharonson and Mr. Barak each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Barak has accounting and financial expertise and that Ms. Rosolio-Aharonson has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Set forth below is information about the nominee for outside director, including principal occupation, business history and any other directorships held.

        Eytan Barak (64) is joint owner and chief executive officer of Dovrat – Barak, Investments in Advanced Technologies Ltd., a company that provides financial resources and management assistance to start-up companies. Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various companies, including ICTS International N.V. (traded on the OTC Bulletin Board (OTCBB: ICTS)), Mer Telemanagement Solutions Ltd. (listed on the NASDAQ Capital Market (NASD:MTSL)), Elgo Irrigation Ltd (listed on the Tel Aviv Stock Exchange) and Menora–Mivtachim Mutual Funds. From 1997 to 2006, Mr. Barak served as a member of the board of directors, audit committee and investment committee of various Israeli companies. From 1973 to 1997, Mr. Barak was with the Israel Corporation Ltd., initially serving as its chief financial officer and corporate controller, and also served as chairman or member of the boards of directors of some of its subsidiaries. From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited. Mr. Barak is a Certified Public Accountant (Israel) since 1971 and holds a B.A. degree in accounting and social science from Tel Aviv University and a degree in accounting from the Hebrew University of Jerusalem.

        The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

        We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

        The Board of Directors recommends a vote FOR the election of the nominee for outside director.

        For the biography of the outside director continuing in office, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2007 (filed with the Securities and Exchange Commission on April 28, 2008), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com. The contents of our website does not form part of the proxy solicitation material.

III.      RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

        We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have reappointed the firm as our independent accountants since such time.

        At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending December 31, 2008, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services. Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

        In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2007, we paid Somekh Chaikin approximately $146,000 for audit services and approximately $12,000 for tax related services.

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2008, be and hereby is ratified and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV.     REVIEW AND DISCUSSION OF THE DIRECTORS’
REPORT, AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

        The foregoing directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2007, as well as our annual report on Form 20-F for the year ended December 31, 2007 (filed with the Securities and Exchange Commission on April 28, 2008), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the director’s report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.     OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Nissim Gilam Chairman of the Board of Directors

Dated: November 20, 2008

ITEM 2

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone
Petach Tikva 49101, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, December 29, 2008 at 10:00 a.m. (Israel time) at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR CLASS III DIRECTOR NAMED IN ITEM 1 AND THE NOMINEE FOR OUTSIDE DIRECTOR NAMED IN ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

December 29, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS III DIRECTORS NAMED IN ITEM 1
AND THE NOMINEE FOR OUTSIDE DIRECTOR NAMED IN ITEM 2, AND “FOR” PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		1.	To elect two (2) directors as Class III directors of the Company to serve until the 2011 Annual General Meeting of Shareholders.
				FOR	AGAINST	ABSTAIN
			NISSIM GILAM	☐	☐	☐
			JOSEF MAIMAN	☐	☐	☐
		2.	To elect Eytan Barak as an outside director for an initial threeyear term.	☐	☐	☐
3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2008.

				☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature shareholder	Date:	Signature shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 24, 2008